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                     July 6, 2020

       Craig Bergman
       President, CEO
       Vortex Blockchain Technologies Inc.
       1401 Ohio Street
       Des Moines, IA 50314

                                                        Re: Vortex Blockchain
Technologies Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2019
                                                            Filed March 10,
2020
                                                            File No 000-55995

       Dear Mr. Bergman:

              We issued comments on the above captioned filing on April 8, 2020. On June 16, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or John Cash, Branch
       Chief at (202) 551-3768 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing